

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com





14th January 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group PLC (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 14th January 2010.

"Trading Update".

Yours faithfully

Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier")

Trading and Operations Update

14th January 2010

Premier today provides a trading and operations update ahead of its 2009 Preliminary Results, which will be announced on Thursday 25th March 2010.

Simon Lockett, Chief Executive, commented:

"2009 was a year in which we took advantage of market conditions to build our portfolio through acquisition. 2010 promises to be another busy year executing our development programme so that we remain on track to meet our medium-term production target of 75,000 boepd. We also expect to drill around 12 exploration wells focused on the North Sea and SE Asia, to move more existing projects into the development phase and to continue to expand our portfolio of attractive acreage for future exploration."

Current trading operations

Production

Estimated average production for the full year 2009 was 44.2 kboepd (2008: 36.5 kboepd) in line with previous guidance. In the UK, the Oilexco legacy assets averaged 11.7 kboepd for the period of ownership, in line with expectations. As previously reported, the Shelley field declined rapidly since being brought on-stream in August and could be abandoned as early as this year. Steady production was achieved from Premier's legacy assets at the Kyle, Scott and Wytch Farm fields. In Pakistan, strong gas demand was coupled with good production performance from all our fields. In Indonesia, bad weather conditions delayed the tie-in of the new FPSO on Kakap, resulting in continued weak performance from that field. However, with Singapore gas demand remaining strong, lower gas volumes from the Kakap field were compensated to a large extent by additional production from our Anoa field.

Premier has divested, and will continue to divest, non-core assets which do not have materiality for the group. After taking account of completed and planned asset sales, group production in 2010 is expected to be at a similar level to that of 2009.

Working interest production by region

	Estimated 2009			Full year 2008
	1H kboepd	2H kboepd	Total kboepd	Total kboepd
UK:				
Balmoral area [1]	0.5	1.1	0.8	-
Brenda	2.0	5.1	3.6	-
Fife area	-	-	-	0.3
Janice / James	0.1	0.1	0.1	-
Kyle	2.7	2.7	2.7	2.5
Nelson	0.1	0.3	0.2	-
Nicol	0.4	0.9	0.6	-
Scott / Telford	3.5	3.1	3.3	3.5
Shelley	-	4.0	2.0	-
Wytch Farm	2.8	2.8	2.8	3.0
Caledonia	-	0.2	0.1	-
	12.1	**20.3**	**16.2**	**9.3**
Indonesia:				
Anoa	8.4	9.2	8.8	8.4
Kakap	2.5	1.9	2.2	3.3
	10.9	**11.1**	**11.0**	**11.7**
Pakistan:				
Bhit / Badhra	3.4	3.4	3.4	3.2
Kadanwari	1.3	1.2	1.2	1.2
Qadirpur	4.3	4.0	4.2	4.0
Zamzama	6.5	7.3	6.9	6.1
	15.5	**15.9**	**15.7**	**14.5**
Others:				
Al Amir (Egypt)	0.2	0.4	0.3	-
Chinguetti (Mauritania)	1.0	0.9	0.9	1.0
	1.2	**1.3**	**1.2**	**1.0**
Total	**39.7**	**48.6**	**44.2**	**36.5**

[1] Includes Glamis and Stirling fields.

Production from the former Oilexco assets is included from 21st May 2009, the completion date of the acquisition, and averaged over the full period.

Oil and gas pricing

The average Brent oil price for 2009 was $61.7 per barrel (2008: $97.3 per barrel), with Premier's production selling at an average $0.20 per barrel premium to Brent. Weighted average of realisations for the year was US$65.5 per barrel.

Average gas prices for our principal gas producing areas for 2009 were:

$/MCF	2009	2008
Indonesia	11.0	15.2
Pakistan	3.2	3.5

The group is protected from reductions in commodity prices by its programme of long-term hedges, primarily in the form of collars. These provide a floor at an average price level equivalent to $45 per barrel for approximately 45% of group production (excluding production from Pakistan which is not generally sensitive to oil price fluctuations). As current and future oil prices continued to rise in the second half of 2009, a further $18 million of mark-to market provisions were recorded for the second half of the year. No cash payments were made during the year under the group's collar arrangements. Post 2009 year-end, the group sold forward an additional 1 million barrels of 2010 production at an average of $83.50 per barrel, providing additional certainty of cash flows for 2010. Volumes sold or hedged continue to reflect the group's estimate of after-tax barrels (excluding Pakistan), in line with policy.

Balance sheet position

As a result of the continuing positive operating cash flows, the group has maintained its strong liquidity, with year-end cash resources and undrawn bank facilities estimated at $560 million. The net debt position at year-end is expected to be $330 million, assuming a valuation of the outstanding convertible bond of $213 million and excluding around $65 million of cash held in escrow for future abandonment obligations.

Development assets

1. Gajah Baru (Premier 28.67%, operator)

Fabrication of both the wellhead platform jacket and deck continues in Batam. The project was 33% complete at year-end for the construction phase, slightly ahead of schedule. Development well drilling is scheduled to commence in October 2010 and the project remains on track to deliver first gas by October 2011 to meet the terms of the gas sales contract.

2. Chim Sáo (Premier 53.125%, operator)

Formal approval of the Chim Sáo revised field development plan was received from the Prime Minister of Vietnam on 14th December. Construction of the wellhead platform continues in the PTSC yard; jacket and topsides were 83% and 51% complete respectively at year-end. The conversion of the 'Lewak Emas' FPSO has commenced following delivery of the vessel to the yard in early December. A drilling contract has been awarded to Ensco and development drilling is expected to commence in June 2010. First oil is still on schedule for July 2011.

3. North Sumatra (Premier 41.67%)

Following completion of the FEED studies in 2009, work continues on optimising the project prior to EPCI bids. The required Ministerial Decree relating to a number of PSC extensions, including this block, remains unsigned; the delay is impacting the project schedule although first gas is still scheduled for 2012 from Alur Rambong and 2013 from Alur Siwah.

4. Huntington (Premier 40% of 22/14b)

Assessment of the development concept options for Huntington continues; bids responding to the Invitation to Tender for the possible Floating Production Vessel solution were received in December and are being evaluated. Negotiations with ETAP are continuing. Final concept selection is expected by the end of the first quarter of 2010. First oil continues to be anticipated in 2012.

Pre-development assets

A number of projects, particularly in the North Sea business unit, are targeted for development approval in 2010. A report on possible integrated area developments in the Frøy area in Norway is now complete. The operator is preparing also to re-examine stand-alone development concepts and discussions have commenced with contractors. Commercial discussions with the Scott field owners regarding satellite developments continue in anticipation of the appraisal well on Bugle which will spud later in the quarter. On success, development approval for a sub-sea tie-back to the Scott field is targeted for year-end. Conceptual studies are also under way into a possible re-development of the Fife area.

Portfolio management

As announced in December, Premier has completed the sale of its 10% interest in the NW Gemsa permit in Egypt for a consideration of $14.8 million. The sale of the 6.45% equity interest in the Janice/James fields to Maersk Oil is expected to complete in the first quarter of 2010. Velo Energy Inc, who have agreed to purchase Premier's UK Blocks 16/26b, 21/23a, 28/9 and 28/10c, containing the Caledonia field, the Sheryl discovery and the Catcher prospect, are in discussions with DECC with a view to becoming a UK licensee.

Exploration and appraisal assets

2009 exploration spend was approximately $110 million (pre-tax). Of the 12 wells drilled, eight successfully encountered oil and gas including four successes out of five wells on the NW Gemsa Block in Egypt which has now been sold. Planned spend for 2010 is around $150 million (pre-tax), with 12 wells currently planned.

North Sea

The Blåbaer exploration well in Norway spudded on 7 January, with results expected in early March. This moderate-risk prospect is close to the Jordbaer discovery on the adjacent block which is being progressed towards development by its partners. Premier's well on the Greater Luno prospect will commence drilling around the end of the month or early in February, targeting the basement and possible Jurassic sandstones related to the Luno discovery on the adjacent Lundin-operated block. In the UK, the Bugle Appraisal well is also planned to spud later in the first quarter, targeting the northern extension of the Bugle discovery. The Catcher well in the UK targets a closure at Cromarty sand level and will spud later in the second quarter. It is part of the proposed transaction with Velo Energy Inc.

The Oates and Bowers prospects are recent additions to the portfolio following Premier's farm-in to Block 22/19c and assumption of the operatorship. The Oates prospect is an amplitude-supported stratigraphic trap and has a low to moderate risk of finding commercial hydrocarbons. Drilling is expected in the second quarter.

Drilling of the Gardrofa and Gnatcatcher prospects in Norway is planned for the third quarter. The Gardrofa prospect is a moderate risk untested trap flanking a salt dome feature prospect on the block on trend from the Bream discovery (Premier 20%). The Gnatcatcher prospect is a moderate- to high-risk prospect on the same block as Premier's 2009 Grosbeak discovery, which is itself planned for appraisal in the fourth quarter.

South East Asia

Data from the Cá Rồng Vang well on the eastern side of Block 07/03 will be integrated with the 2009 3D seismic interpretation before drilling on that part of the block. Further 3D seismic across the central area of the block is now proposed and a return to drilling on the block is now anticipated in 2011.

3D seismic interpretation of the Tuna Block in Indonesia is almost complete; prospect selection will follow ahead of drilling of two wells anticipated in the third and fourth quarters of the year. Prospect maturation is also currently underway for the Buton Block, also in Indonesia, where a well is planned for the fourth quarter with results anticipated in 2011.

Exploration programme

There are 12 wells currently drilling or planned for 2010 with unrisked net potential of 350 mmboe:

2009/2010 Firm programme				
Country	Well	Estimated timing	Licence interest (%)	Reserves range (mmboe, gross, low-mean-high)
Norway	Blåbaer	Q1	15.00	15-30-75
Norway	Greater Luno	Q1	30.00	30-60-150[1]
UK	Bugle Appraisal	Q1	41.00	10-16-22
UK	Catcher	Q2	50.00	18-25-33
UK	Oates	Q2/Q3	50.00	25-65-107
Norway	Gardrofa	Q3	40.00	15-70-115
Norway	Gnatcatcher	Q3	20.00	31-40-60
Indonesia	Tuna – Prospect A	Q3	65.00	30-100-150[1]
Indonesia	Buton – Lead B	Q3	30.00	35-100-300[1]
Pakistan	Qadirpur Pirkoh-1	Q3	4.75	18-28-41
Norway	Grosbeak Appraisal	Q4	20.00	35-190
Indonesia	Tuna – Prospect B	Q4	65.00	30-80-150[1]

[1]final pre-drill reserve estimates subject to ongoing technical evaluation

Enquiries

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR **Tel: 020 7337 1500**
James Henderson
Gavin Davis
Evgeniy Chuikov